UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           TESSERA TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   88164L100
                                 (CUSIP Number)

                              James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 25, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 88164L100                                           Page 2 of 12 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  Investor AB

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                  Sweden

       Number of            7    Sole Voting Power
        Shares                       3,019,551
      Beneficially          8    Shared Voting Power
       Owned By                      0
         Each               9    Sole Dispositive Power
       Reporting                     3,019,551
        Person              10   Shared Dispositive Power
         With

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,019,551

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13   Percent of Class Represented By Amount in Row (11)

                  7.48%

14   Type of Reporting Person (See Instructions)

                  OO

                                                              Page 3 of 12 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of Tessera Technologies, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated November 26, 2003, and Amendment No. 1 on Schedule 13D, dated April 1, 2004 (together, the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Person to report that the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners have decreased by more than one percent of the amount of Shares outstanding. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of Investor AB ("Investor AB", or the "Reporting Person").

               This Statement relates to the Shares held for the accounts of Investor AB and Investor Group, L.P., a Guernsey limited partnership ("Investor Group"). Investor AB is the ultimate general partner of Investor Group and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the account of Investor Group.

               Updated information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 5.        Interest in Securities of the Issuer.

               (a) Investor AB may be deemed the beneficial owner of 3,019,551 Shares (approximately 7.48% of the total number of Shares outstanding). This number consists of A) 2,113,686 Shares held for its account and B) 905,865 Shares held for the account of Investor Group. The percentage set forth above is calculated on the basis of the Issuer having 40,378,406 Shares outstanding as of August 9, 2004, as stated in the Issuer's most recent quarterly report on Form 10-Q.

               (b) Investor AB may be deemed to have sole power to direct the voting and disposition of 3,019,551 Shares.

               (c) Except for the transactions listed on Annex B hereto, there have been no transactions with respect to the Shares since September 4, 2004 (60 days prior to the date hereof) by the Reporting Person.

               (d) The partners of Investor Group, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of Investor Group in accordance with their ownership interests in Investor Group.

               (e) Not applicable.

                                                              Page 4 of 12 Pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 3, 2004                    INVESTOR AB


                                              By:   /s/ Michael Oporto
                                                    ----------------------------
                                                    Michael Oporto
                                                    Attorney-in-Fact


                                              By:   /s/ Henry Gooss
                                                    ----------------------------
                                                    Henry Gooss
                                                    Attorney-in-Fact

                                                              Page 5 of 12 Pages

                                     ANNEX A

                      Directors and Officers of Investor AB

Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------
Claes Dahlback                 Chairman of Stora Enso Oyj, Gambro AB, V&S Group      Investor AB
Chairman                       AB, EQT Funds, Investor Capital Partners; Director    Arsenalsgatan 8c
(Swedish)                      of Goldman Sachs; Vice Chairman W Capital             S-103 32
                               Management AB                                         Stockholm, Sweden

Jacob Wallenberg               Chairman of SEB Skandinaviska Enskilda Banken AB,     Investor AB
Vice Chairman                  W Capital Management; Vice Chairman of Atlas Copco    Arsenalsgatan 8c
(Swedish)                      AB, The Knut and Alice Wallenberg Foundation, SAS     S-103 32
                               AB; Director of ABB Ltd., Confederation of Swedish    Stockholm, Sweden
                               Enterprise, Wharton European Adisory Board and the
                               Nobel Foundation

Marcus Wallenberg              Vice Chairman of Telefonaktiebolaget LM Ericsson,     Investor AB
Director                       Saab AB, SEB Skandinaviska Enskilda Banken AB;        Arsenalsgatan 8c
President and Chief            Director of AstraZeneca PLC, Scania AB, Stora Enso    S-103 32
Executive Officer              Oyj, EQT Partners AB, Hi3G AB                         Stockholm, Sweden
(Swedish)

Hakan Mogren                   Chairman of Affibody AB, The Swedish-America          Investor AB
Director                       Foundation; Deputy Chairman of AstraZeneca PLC;       Arsenalsgatan 8c
(Swedish)                      Director of Norsk Hydro ASA, Groupe Danone, Remy      S-103 32
                               Cointreau, Marianne and Marcus Wallenberg             Stockholm, Sweden
                               Foundation; Member of the Royal Swedish Academy of
                               Engineering Sciences and the Swedish Gastronomic
                               Academy

Sune Carlsson                  Chairman of Atlas Copco AB; Director of Scania AB,    Investor AB
Director                       Picanol N.V., Autoliv Inc.                            Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Anders Scharp                  Chairman of AB SKF and Saab AB; Director of           Investor AB
Director                       Nederman & Co.                                        Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Peter D. Sutherland            Chairman and Managing Director of Goldman Sachs       Investor AB
Director                       International; Chairman of BP p.l.c.; Director of     Arsenalsgatan 8c
(Irish)                        The Royal Bank of Scotland plc; National              S-103 32
                               Westminster Bank Plc.                                 Stockholm, Sweden

                                                              Page 6 of 12 Pages

Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------
Bjorn Svedberg                 Chairman of Hi3G Access AB, Nefab AB; Director of     Investor AB
Director                       Saab AB; Member of the Morgan Stanley European        Arsenalsgatan 8c
(Swedish)                      Advisory Board, The Knut and Alice Wallenberg         S-103 32
                               Foundation, Royal Swedish Academy of Engineering      Stockholm, Sweden
                               Sciences.

O. Griffith Sexton             Advisory Director at Morgan Stanley; Adjunct          Investor AB
Director                       Professor at the Columbia Business School; and        Arsenalsgatan 8c
(American)                     Visiting Lecturer at Princeton University's           S-103 32
                               Bendheim Center for Finance                           Stockholm, Sweden

Ulla Litzen                    President of W Capital Management AB; Director of     Investor AB
Director                       AB Svensk Stiftelseforvaltning, AB SKF, Atlas Copco   Arsenalsgatan 8c
(Swedish)                      AB, Karo Bio AB and Posten AB                         S-103 32
                                                                                     Stockholm, Sweden

Sirkka Hamalainen              Director of Kone Corporation, Sanoma WSOY, Helsinki   Investor AB
Director                       School of Economics Holding Oy.                       Arsenalsgatan 8c
(Finnish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Borje Ekholm                   New Investments, New York, Director of Tessera        Investor Growth Capital, Inc.
Executive Vice President       Technologies, Inc., Greenway Medical Technologies,    12 East 49th Street
(Swedish)                      Paratek Microwave Inc, Biotage AB; WM-Data AB, and    New York,  N.Y. 10017
                               AB Chalmers Invest

Lars Wedenborn                 Director of Grand Group AB, Stockholmborsen AB,       Investor AB
Chief Financial Officer &      WM-Data AB                                            Arsenalsgatan 8c
Executive Vice President                                                             S-103 32
(Swedish)                                                                            Stockholm,Sweden

         Except as set forth in Item 4 of the Initial Schedule 13D filed by the Reporting Persons with regard to the security ownership of Mr. Borje Ekholm, to the best of the Reporting Person's knowledge:

               (a) None of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 7 of 12 Pages

                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           TESSERA TECHNOLOGIES, INC.

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor AB                10/25/04           Sale        14,000       $27.70

Investor Group, L.P.       10/25/04           Sale        6,000        $27.70

Investor AB                10/25/04           Sale        24,500       $27.80

Investor Group, L.P.       10/25/04           Sale        10,500       $27.80

Investor AB                10/25/04           Sale        69,790       $27.85

Investor Group, L.P.       10/25/04           Sale        29,910       $27.85

Investor AB                10/25/04           Sale         210         $27.90

Investor Group, L.P.       10/25/04           Sale          90         $27.90

Investor AB                10/25/04           Sale        4,410        $28.25

Investor Group, L.P.       10/25/04           Sale        1,890        $28.25

Investor AB                10/25/04           Sale        43,400       $28.75

Investor Group, L.P.       10/25/04           Sale        18,600       $28.75

Investor AB                10/25/04           Sale          70         $28.76

Investor Group, L.P.       10/25/04           Sale          30         $28.76

Investor AB                10/25/04           Sale          70         $28.78

Investor Group, L.P.       10/25/04           Sale          30         $28.78

Investor AB                10/25/04           Sale        19,320       $28.80

Investor Group, L.P.       10/25/04           Sale        8,280        $28.80

Investor AB                10/25/04           Sale          70         $28.81

Investor Group, L.P.       10/25/04           Sale          30         $28.81

                                                              Page 8 of 12 Pages

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor AB                10/25/04           Sale        5,250        $28.85

Investor Group, L.P.       10/25/04           Sale        2,250        $28.85

Investor AB                10/25/04           Sale        4,900        $28.90

Investor Group, L.P.       10/25/04           Sale        2,100        $28.90

Investor AB                10/25/04           Sale        41,790       $29.50

Investor Group, L.P.       10/25/04           Sale        17,910       $29.50

Investor AB                10/25/04           Sale        2,520        $29.60

Investor Group, L.P.       10/25/04           Sale        1,080        $29.60

Investor AB                10/25/04           Sale         140         $29.65

Investor Group, L.P.       10/25/04           Sale          60         $29.65

Investor AB                10/25/04           Sale          70         $29.67

Investor Group, L.P.       10/25/04           Sale          30         $29.67

Investor AB                10/25/04           Sale         420         $29.69

Investor Group, L.P.       10/25/04           Sale         180         $29.69

Investor AB                10/25/04           Sale        26,180       $29.70

Investor Group, L.P.       10/25/04           Sale        11,220       $29.70

Investor AB                10/25/04           Sale        10,500       $29.71

Investor Group, L.P.       10/25/04           Sale        4,500        $29.71

Investor AB                10/25/04           Sale        10,500       $29.75

Investor Group, L.P.       10/25/04           Sale        4,500        $29.75

Investor AB                10/25/04           Sale        14,490       $29.77

Investor Group, L.P.       10/25/04           Sale        6,210        $29.77

Investor AB                10/25/04           Sale        2,380        $29.79

Investor Group, L.P.       10/25/04           Sale        1,020        $29.79

Investor AB                10/25/04           Sale         140         $29.84

                                                              Page 9 of 12 Pages

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor Group, L.P.       10/25/04           Sale          60         $29.84

Investor AB                10/25/04           Sale        1,050        $29.90

Investor Group, L.P.       10/25/04           Sale         450         $29.90

Investor AB                10/25/04           Sale         490         $29.92

Investor Group, L.P.       10/25/04           Sale         210         $29.92

Investor AB                10/25/04           Sale        3,990        $29.93

Investor Group, L.P.       10/25/04           Sale        1,710        $29.93

Investor AB                10/25/04           Sale         630         $29.94

Investor Group, L.P.       10/25/04           Sale         270         $29.94

Investor AB                10/25/04           Sale        70,700       $29.98

Investor Group, L.P.       10/25/04           Sale        30,300       $29.98

Investor AB                10/25/04           Sale          70         $29.99

Investor Group, L.P.       10/25/04           Sale          30         $29.99

Investor AB                10/25/04           Sale        9,100        $30.00

Investor Group, L.P.       10/25/04           Sale        3,900        $30.00

Investor AB                10/25/04           Sale         280         $30.01

Investor Group, L.P.       10/25/04           Sale         120         $30.01

Investor AB                10/25/04           Sale        2,870        $30.02

Investor Group, L.P.       10/25/04           Sale        1,230        $30.02

Investor AB                10/25/04           Sale        4,200        $30.07

Investor Group, L.P.       10/25/04           Sale        1,800        $30.07

Investor AB                10/25/04           Sale        5,460        $30.10

Investor Group, L.P.       10/25/04           Sale        2,340        $30.10

Investor AB                10/25/04           Sale         140         $30.11

Investor Group, L.P.       10/25/04           Sale          60         $30.11

                                                             Page 10 of 12 Pages

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor AB                10/25/04           Sale         280         $30.12

Investor Group, L.P.       10/25/04           Sale         120         $30.12

Investor AB                10/25/04           Sale         350         $30.13

Investor Group, L.P.       10/25/04           Sale         150         $30.13

Investor AB                10/25/04           Sale        21,420       $30.15

Investor Group, L.P.       10/25/04           Sale        9,180        $30.15

Investor AB                10/26/04           Sale        87,500       $27.25

Investor Group, L.P.       10/26/04           Sale        37,500       $27.25

Investor AB                10/26/04           Sale        10,500       $27.27

Investor Group, L.P.       10/26/04           Sale        4,500        $27.27

Investor AB                10/26/04           Sale        24,500       $27.50

Investor Group, L.P.       10/26/04           Sale        10,500       $27.50

Investor AB                10/26/04           Sale        10,500       $27.55

Investor Group, L.P.       10/26/04           Sale        4,500        $27.55

Investor AB                10/26/04           Sale        53,760       $27.75

Investor Group, L.P.       10/26/04           Sale        23,040       $27.75

Investor AB                10/26/04           Sale        24,500       $27.76

Investor Group, L.P.       10/26/04           Sale        10,500       $27.76

Investor AB                10/26/04           Sale        17,500       $27.77

Investor Group, L.P.       10/26/04           Sale        7,500        $27.77

Investor AB                10/26/04           Sale         280         $27.78

Investor Group, L.P.       10/26/04           Sale         120         $27.78

Investor AB                10/26/04           Sale        3,290        $27.79

Investor Group, L.P.       10/26/04           Sale        1,410        $27.79

Investor AB                10/26/04           Sale        19,460       $27.80

                                                             Page 11 of 12 Pages

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor Group, L.P.       10/26/04           Sale        8,340        $27.80

Investor AB                10/26/04           Sale         770         $27.85

Investor Group, L.P.       10/26/04           Sale         330         $27.85

Investor AB                10/26/04           Sale        8,260        $27.95

Investor Group, L.P.       10/26/04           Sale        3,540        $27.95

Investor AB                10/26/04           Sale        1,400        $27.96

Investor Group, L.P.       10/26/04           Sale         600         $27.96

Investor AB                10/26/04           Sale         280         $27.97

Investor Group, L.P.       10/26/04           Sale         120         $27.97

Investor AB                10/27/04           Sale        14,000       $27.25

Investor Group, L.P.       10/27/04           Sale        6,000        $27.25

Investor AB                10/27/04           Sale        10,500       $27.50

Investor Group, L.P.       10/27/04           Sale        4,500        $27.50

Investor AB                10/27/04           Sale        10,500       $27.55

Investor Group, L.P.       10/27/04           Sale        4,500        $27.55

Investor AB                10/27/04           Sale        24,500       $27.75

Investor Group, L.P.       10/27/04           Sale        10,500       $27.75

Investor AB                10/27/04           Sale       308,000       $26.78

Investor Group, L.P.       10/27/04           Sale       132,000       $26.78

Investor AB                11/02/04           Sale        26,250       $29.50

Investor Group, L.P.       11/02/04           Sale        11,250       $29.50

Investor AB                11/02/04           Sale         8,750       $29.90

Investor Group, L.P.       11/02/04           Sale         3,750       $29.90

Investor AB                11/02/04           Sale        35,000       $29.955

                                                             Page 12 of 12 Pages

                                           Date of       Nature of     Number of
For the Account of        Transaction      Transaction   Securities     Price
------------------        -----------      -----------   ----------     -----

Investor Group, L.P.       11/02/04           Sale        15,000       $29.955

Investor AB                11/02/04           Sale        17,500       $29.51

Investor Group, L.P.       11/02/04           Sale         7,500       $29.51

Investor AB                11/02/04           Sale        17,500       $29.52

Investor Group, L.P.       11/02/04           Sale         7,500       $29.52